UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period ____December 2004___	File No. 0-30952

SAN TELMO ENERGY LTD.

 (Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

News Release dated December 23, 2004

2.

Interim Financial Statements (Unaudited) for the period ended October 31, 2004

3.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM       20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated: January 3, 2005	Signed: /s Christopher Dyakowski
Christopher Dyakowski, Director

San Telmo Energy Ltd Announces McLeod

Production Rate Increases to 2.3mmcf per day

Vancouver, B.C., December 23, 2004 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce the elimination of all facility capacity restrictions experienced at our McLeod 6-18-58-13W5 well (6-18), as of December 3, 2004.

McLeod 6-18 has been restricted to between 200mcf/d and 900mcf/d for the last 8.5 months, and is currently producing at approximately 2.3mmcf/d with associated liquids. Rates are being increased gradually, using good production practices, to a stabilized rate of approximately 2.7 mmcf/d.

San Telmo Energy Ltd has a 70% working interest in the McLeod 6-18 well.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com, or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED OCTOBER 31 2004 AND 2003

(These interim consolidated financial statements have not been reviewed or audited by the external auditors)

NOTES TO U.S. READERS

These interim consolidated financial statements have been prepared according to Canadian GAAP. For U.S. GAAP reconciliation please refer to the audited consolidated financial statements for the years ended April 30, 2004 and 2003.

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PREPARED BY MANAGEMENT

SAN TELMO ENERGY LTD. CONSOLIDATED BALANCE SHEETS
(UNAUDITED – PREPARED BY MANAGEMENT)
ASSETS	At Oct 31, 2004	At April 30, 2004
CURRENT Cash and cash equivalents	$ 164,444	$ 66,733
GST receivable	-	175,125
Accounts receivable	490,559	125,373
Prepaid expenses	105,842	78,558
Deferred charges (Note 8)	1,009,325	930,000
	1,770,170	1,375,789
CAPITAL ASSETS (Note 3)	43,383	27,131
OIL AND GAS PROPERTIES (Note 4)	6,727,905	6,244,099
MINERAL PROPERTIES (Note 5)	-	-
DEFERRED CHARGES (Note 7)	304,000	232,500
LIABILITIES	$ 8,845,458	$ 7,879,519
CURRENT Bank demand loans (Note 6)	$ 558,703	$ -
Accounts payable and accrued liabilities	1,189,526	2,056,008
GST payable	10,129	-
Due to related parties	19,345	6,622
Accrued interest	7,428	29,195
Loan payable (Note 7)	500,000	600,000
Site restoration accrued liabilities	77,565	7,581
	2,362,696	2,699,406
LONG-TERM PORTION OF BANK LOAN (Note 6) SHAREHOLDERS’ EQUITY	266,656	-
		9,079,738
SHARE CAPITAL (Note 8)	10,303,738
CONTRIBUTED SURPLUS (Note 8(g))	2,701,375	1,979,000
DEFICIT	(6,789,007)	(5,878,625)
	6,216,106	5,180,113
	$ 8,845,458	$ 7,879,519

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

“Brian Bass”

SAN TELMO ENERGY LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE PERIODS ENDED OCTOBER 31 2004 AND 2003
(UNAUDITED – PREPARED BY MANAGEMENT)

3 Months ended October 31,			6 Months ended October 31,
	2004	2003	2004	2003
REVENUE Sales, net of royalties	$ 635,297	$ 58,575	$ 1,523,671	$ 155,841
OPERATING EXPENSES Depletion	500,718	20,322	875,908	49,721
Site restoration	6,310	-	21,472	-
Lease, transportation and processing	167,219	13,042	346,959	17,715
	674,247	33,364	1,244,339	67,436
GROSS OPERATING INCOME (LOSS)	(38,950)	25,211	279,332	88,405

EXPENSES
Amortization	2,538	2,169	4,432	4,305
Business promotion and development	12,543	342,639	23,445	342,639
Consulting fees	31,131	844,086	80,636	868,066
Filing fees	2,345	12,595	9,741	25,272
Insurance	9,463		57,463
Interest and bank charges	18,258	(353)	47,509	(27)
Interest on long term debt	6,345	(296)	6,345	553
Loss on foreign exchange	265	11,892	(4,412)	16,598
Management and directors fees	50,490	41,490	91,980	82,980
Office and miscellaneous	15,498	12,036	26,523	14,838
Professional fees	65,807	27,781	85,229	46,251
Public relations and shareholder information	66,939	78,376	105,447	167,197
Rent	8,875	13,500	28,399	27,000
Stock-based compensation	285,775	-	571,550	-
Telephone, fax and internet	4,512	2,259	6,040	4,698
Transfer agent and depository	4,553	3,236	6,474	9,878
Travel	-	8,642	-	13,053
Wages	32,155	-	42,913
	617,492	1,400,052	1,189,714	1,623,301
NET LOSS FOR THE PERIOD	(656,442)	(1,374,841)	(910,382)	(1,534,896)
DEFICIT, BEGINNING OF PERIOD	(6,132,565)	(3,952,064)	(5,878,625)	(3,792,009)
DEFICIT, END OF PERIOD	$(6,789,007)	$(5,326,905)	$(6,789,007)	$(5,326,905)
Basic and diluted loss per share	$ (0.015)	$ (0.035)	$ (0.021)	$ (0.046)
Weighted average number of shares	42,968,502	38,844,910	42,581,111	33,351,826

 SAN TELMO ENERGY LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED OCTOBER 31 2004 AND 2003
(UNAUDITED – PREPARED BY MANAGEMENT)

3 months ended October 31,	6 months ended October 31,
2004	2003	2004	2003
OPERATING ACTIVITIES
Net loss for the period	$(656,442)	$ (1,374,841)	$ (910,382)	$ (1,534,896)
Add items not involving cash: Amortization and depletion	524,728	22,491	901,812	54,026
Non-cash compensation charge	285,775	810,000	571,550	810,000
Computer software written off	-	-	43	-
GST payable	44,437	(111,459)	185,254	(189,463)
Accounts payable	(80,199)	77,224	(818,265)	450,189
Due to related parties	15,667	(966)	12,723	(931)
Accounts receivable	46,431	31,403	(365,186)	141,385
Prepaid expenses	(13,122)	(29,261)	(27,284)	(32,793)
167,275	(575,409)	(449,735)	(302,483)
FINANCING ACTIVITIES Loan repaid	(100,000)	-	(100,000)	-
Repayment of debentures	-	(28,125)	-	(28,125)
Bank demand loans (net of repayments)	442,027	-	825,359	-
Issuance of shares	90,000	1,098,924	1,224,000	2,043,374
Cash calls received	-	(170,000)	-	-
432,027	900,799	1,949,359	2,015,249
INVESTING ACTIVITIES Oil and gas properties	(691,463)	(1,292,931)	(1,381,186)	(2,675,126)
Capital assets acquired	(14,379)	(1,301)	(20,727)	(1,301)
(705,842)	(1,294,232)	(1,401,913)	(2,676,427)
INCREASE (DECREASE) IN CASH	(106,540)	(968,842)	97,711	(963,661)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	270,984	1,168,267	66,733	1,163,086
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 164,444	$ 199,425	$ 164,444	$ 199,425

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

1.

NATURE OF OPERATIONS

The company is publicly traded on the TSX Venture Exchange and the OTC Bulletin Board.

As at October 31 2004, the Company, directly and through joint ventures, is in the process of exploring its oil and gas properties located in Alberta, Canada and it has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for oil and gas properties are dependant upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain necessary finances to complete the development and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern. At October 31 2004 the Company has not yet achieved profitable operations, has accumulated losses of $6,789,007 since inception and has a working capital deficiency of $592,526. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of these consolidated financial statements involves the use of estimates based on careful judgment. The consolidated financial statements have in management’s opinion being prepared within reasonable limits of materiality using the significant accounting policies noted below:

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owed subsidiary, San Telmo Energy Inc. All significant intercompany transactions have been eliminated.

b)

Oil and Gas Properties

The company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

b)

Oil an Gas Properties – continued

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, the company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

Effective January 1, 2004, the Company adopted the new Canadian guidelines for full-cost accounting. Previously, future net revenues for ceiling test purposes were based on proved reserves and were not discounted. Estimated future general and administrative costs and financing charges associated with the future net revenues were deducted in arriving at the ceiling test.

c)

Site Restoration Costs

For the fiscal year beginning May 1, 2004, the Company adopted the CICA’s new section “Asset Retirement Obligations” (section 3110). This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. The adoption of this standard does not have a material adverse impact on the Company’s financial position or results of operations.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

d)

Joint Venture Accounting

A substantial part of the Company’s operations are carried out through joint ventures. These financial statements reflect only the Company’s proportionate interest in such activities.

e)

Measurement Uncertainty

The amounts recorded for depletion of petroleum and natural gas properties and equipment and the provision for the future site restoration and reclamation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes and estimates in future periods could be significant.

f)

Mineral Properties and Exploration costs

Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit of production basis.

Exploration costs relating to mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

g)

Capital Assets and Amortization

Capital assets are recorded at cost, and are amortized over their estimated useful lives under the declining balance method at the following rates:

Office furniture and equipment	20%
Computer hardware	30%
Computer software	100%

Further, only one-half of the amortization is taken on assets acquired during the year.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

h)

Escrowed Shares

Shares issued with escrow restrictions are recorded at their issue price and are not revalued upon release from escrow. They are included in determining the weighted average number of shares outstanding used in the calculation of loss per share.

i)

Fair Market Value of Financial Instruments

The carrying value of cash, cash equivalents, GST receivable, accounts receivable, accounts payable and accrued liabilities, and amounts due to related parties approximate fair market values because of the short-term maturity of these instruments.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks.

j)

Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

k)

Stock-based Compensation

The Company has a stock-based compensation plan as disclosed in Note 7, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the “settlement method” of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These recommendations required that all stock-based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.

Effective for the years beginning on or after January 1, 2004, pro-forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has prospectively adopted the new policy for the year ended April 30, 2004.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

l)

Revenue Recognition

The revenue from the sale of petroleum and natural gas is recorded when title passes to an external party.

m)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operation as incurred.

n)

Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

o)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized. Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in the year of change.

The Company has incurred mineral property exploration expenditures both in Canada and overseas. These expenditures will be available to be deducted in the determination of future taxable income. The Company has not yet determined the appropriate amount of these expenditures by income tax classification and has not determined its losses available to reduce future taxable income in Canada for carryforward purposes. Accordingly, no tax benefit has been recognized in these consolidated financial statements on account of these losses.

3.	CAPITAL ASSETS
			October 31, 2004		April 30, 2004
		Cost	Amortization	Unamort Cost	Unamort Cost
Computer software		$ 751	$ 188	$ 563	$
Office furniture and equipment		38,724	10,626	28,098	15,519
Computer hardware		33,324	18,602	14,722	11,612
		$ 72,799	$ 29,416	$ 43,383	$ 27,131

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

4.	OIL AND GAS PROPERTIES
		Oct. 31, 2004	April 30, 2004
Producing Properties Mahaska		$ 388,425	$ 389,285
McLeod		1,036,106	1,014,615
Gordondale		1,906,172	1,831,311
TeePee Creek 4-10		1,373,683	-
TeePee Creek 6-3		911,410	-
Asset retirement obligations		77,565	-
Dry Wells		1,689,852	1,698,224
Un-proven properties		531,807	1,600,399
		7,915,020	6,533,834
Less: accumulated depletion and amortization: Depletion of P&NG assets		1,165,643	(289,735)
Amortization of asset retirement obligations		21,472	-
		1,187,115	(289,735)
		$ 6,727,905	$ 6,244,099

5.

MINERAL PROPERTIES

Argentina Properties

Pursuant to an agreement dated November 26, 1998 the Company was granted an option to acquire a 100% undivided interest in Permiso de Cateo Expediente No. 413.172-CID-95 situated in the Province of Santa Cruz, Argentina. As consideration, the Company paid US $10,000. The Company further acquired a 100% undivided interest in nine other mineral properties, also situated in the Province of Santa Cruz, Argentina. During the year ended April 30, 2003, the Company had written off this property to a nominal value of $1. During the year ended April 30, 2004, these properties were disposed of for $10,000 resulting in a gain of $9,999. The Company retained a royalty in the Candor property equal to 2% of net smelter returns on gold, base metals, precious metals etc.

6.

BANK DEMAND LOANS

These are in respect of two loans:

		Oct. 31, 2004	April 30, 2004

a)	Revolving loan for $500,000	$ 458,695	$
b)	Capital loan for $400,000	366,664	-
		825,359	-

Long term portion of capital loan		(266,656)	-
Current portion of bank loans		$ 558,703	$ -

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

6.

BANK DEMAND LOANS - continued

The loans bear interest at the bank’s Prime Rate plus 1.5% per annum and are secured by a first fixed and floating charge debenture over all the Company’s assets, present and future, and by the assignment/endorsements by the Company to the bank of all risk insurance. The revolving loan is repayable on demand, while the capital loan is repayable on demand which, unless otherwise demand, is payable in equal monthly installments of principle of $8,354 plus interest over 48 months.

7.

LOAN PAYABLE

Pursuant to an agreement dated December 5, 2003 the Company obtained a loan of $600,000 from a shareholder. The loan bears interest at 12% per annum and is secured by a Promissory Note. As bonus for the loan, the lender was issued 37,500 shares of the Company at a deemed price of $1.60 per share. Pursuant to an amending agreement dated September 17, 2004, the principle of the loan shall be repaid monthly at $100,000 plus accrued monthly interest as follows:

November 1, 2004	$ 106,082
November 30, 2004	$ 103,814
December 31, 2004	$ 103,058
January 31, 2005	$ 102,038
February 28, 2005	$ 100,921

See Note 12.

8.

SHARE CAPITAL

Pursuant to a special resolution passed by the shareholders on July 9, 2002, the Company’s issued and outstanding shares were consolidated on a basis of one new common share for every seven shares previously outstanding (reverse stock split).

Pursuant to yet another special resolution passed by the shareholders on May 14, 2003, effective August 15, 2003, the Company’s issued and outstanding shares were subdivided on a basis of three new common shares for every one share outstanding. The authorized share capital of the Company had been increased from 100,000,000 shares without par value into 300,000,000 shares without par value.

a)

Authorized

300,000,000 common shares without par value.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

Issued and fully paid
Number of Shares		Amount
Balance, April 30, 2003	8,659,368	$ 6,162,140
Issued pursuant to exercise of warrants	4,082,857	1,017,200
Issued pursuant to exercise of stock options	40,000	30,000
	12,782,225	7,209,340
3 for 1 subdivision of shares effective August 15, 2003	25,564,424	-
	38,346,649	7,209,340
Issued pursuant to exercise of warrants	750,000	45,000
Issued pursuant to stock options exercised	789,000	197,250
Issued as bonus for loan obtained	37,500	60,000
Issued pursuant to private placements	1,395,304	1,568,148
Issued as finder’s fee relating to a private placement	30,049	-
Balance, April 30, 2004	41,348,502	9,079,738
Issued pursuant to warrants exercised	1,500,000	90,000
Issued pursuant to private placements	1,620,000	1,134,000
Balance, October 31 2004	44,468,502	$10,303,738

The proceeds from the 1,500,000 warrants exercised were received on October 31, 2004. However, the treasury has not yet issued the shares.

c)

Stock Split

During the year ended April 30, 2004 the Company completed a forward stock split of its common shares on the basis of three new shares for one old share.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

8.

SHARE CAPITAL - continued

d)

Flow Through Shares

The 1,620,000 shares issued by the Company during the period ended October 31 2004 included 330,000 flow-through common shares for cash consideration of $231,000. The expenditure related to the use of the flow-through shares proceeds are recorded in oil and gas properties, but are not available as a tax deduction to the Company as the tax benefits of these expenditures have been renounced to the investors.

e)

Shares Held In Escrow

As at October 31 2004, 528,105 (April 30, 2004 – 528,105) shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon. These escrowed shares will be entitled to the pro-rata release on the basis of 15% of the original number (after adjustment for the shares consolidation) for every $100,000 expended on exploration of the mineral properties.

No more than 50% of the original number of the 642,858 (after adjustment for shares consolidation) shares may be released in any twelve month period. Any escrowed shares not released at the expiration of ten years from August 21, 1998 will be automatically cancelled.

f)

Share Purchase Warrants

As at October 31 2004, the following warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date

390,736	$2.00	December 31, 2005
1,620,000	$0.82	June 11, 2006

These warrants entitle the holders thereof the right to acquire one common share each for each warrant held.

g)

Stock Options

Stock-based Compensation Plan

The Company has granted employees and directors stock options. These options are granted in accordance with the policies of the regulatory authorities.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

8.			SHARE CAPITAL – continued
A summary of the status of the stock option plan as at October 31 2004 and April 30,
2004 and changes during the periods then ended is presented below;
		6 months to October 31, 2004	12 months to April 30, 2004
	Options	Weighted Average Exercise price	Options	weighted average Exercise price

Outstanding at beginning of period
(after adjustment for reduction of stock price)	2,175,000	$ 0.62	1,884,000	$ 0.25
Granted	1,900,000	$ 0.82	1,200,000	$ 1.95
Exercised	-	$ -	(909,000)	$ 0.92
Outstanding at end of period	4,075,000	$ 0.71	2,175,000	$ 1.20
Outstanding and exercisable at end of period	2,661,625		1,425,000

As at October 31 2004, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

975,000	$0.25	November 8, 2007
100,000	$1.95	October 31, 2008
1,100,000	$0.82	October 31, 2008
1,900,000	$0.82	May 17, 2009

During the period ended October 31 2004, the exercise price of 1,100,000 stock options, which expire on October 31, 2008, was reduced from $1.95 per share to $0.82 per share.

These options entitle the holder thereof the right to acquire one common share for each option held.

As disclosed in Note 2(k), effective for the year ended April 30, 2004, the Company had adopted the new policy to record compensation expense on the granting of stock options. The fair value method is determined using the Black-Scholes option pricing model.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Risk free interest rate	2.25%
Expected option life in year	4 to 5 years
Expected stock price volatility	77.6%
Expected dividend yield	Nil

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

8.

SHARE CAPITAL – continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

9.

RELATED PARTY TRANSACTIONS

a)

During the six month period ended October 31 2004 the Company paid and/or accrued $76,980 (2003 - $82,980) for management fees, $15,000 for directors’ fees and $5,000 for consulting fees to the directors and their related companies.

b)

During the six month period ended October 31 2004 the Company paid $13,085 (2003– $20,805) for legal fees and disbursements to a firm controlled by a director.

c)

During the period ended October 31 2004 the Company paid $20,400 (2003– $27,000) for rent to two companies controlled by two directors.

d)

During the period ended October 31 2004 the Company paid $20,000 (2003 - $Nil) for consulting fees and $40,000 for wages to an officer.

e)

The amounts due to related parties are non-interest bearing, unsecured and are repayable upon demand.

10.

INCOME TAXES

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporation income tax rates are as follows:

	6 months to Oct. 31, 2004	12 months to April 30, 2004
Future income tax assets: Non-capital losses carried forward	$ 1,274,298	1,345,370
Resource deductions	2,230,680	1,723,629
Capital cost allowance	564,071	433,615
Valuation allowance for future income tax assets	(4,069,049)	(3,502,614)
Net future income tax assets	$ -	$ -

Management considers it more-likely-than-not that the amounts will not be utilized and accordingly a full valuation allowance has been applied.

SAN TELMO ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31 2004

(UNAUDITED – PREPARED BY MANAGEMENT)

10.

INCOME TAXES - continued

The Company has accumulated non-capital losses totaling $3,563,608 which can be utilized to offset taxable income of future years. These losses expire as follows:

2005	$ 80,521
2006	124,812
2007	79,957
2008	103,034
2009	22,678
2010	1,673,655
2011	1,180,046
2012	298,905
$ 3,563,608

The Company has accumulated Canadian and foreign exploration and development expenses and Canadian oil and gas expenses totaling $7,824,460 (April 30, 2004 - $4,803,872) available to off set taxable income of future years at various rates per year.

11.

SUPPLEMENTAL INFORMATION

	2004	2003

Interest paid	$ 45,951	$ -
Taxes paid	-	-

12.

SUBSEQUENT EVENT

Subsequent to October 31, 2004, the two installments of $106,082 and $103,814 which were due on November 1, and 30, 2004 were paid. See Note 7.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

December 20, 2004 – The following Management’s Discussion and Analysis of financial results as provided by the management of San Telmo Energy Ltd (“San Telmo” or “The Company”) should be read in conjunction with the unaudited interim consolidated financial statements and selected notes for the three and six months ended October 31, 2004 and 2003 and the audited consolidated financial statements and Management Discussion and Analysis for the years ended April 30, 2004 and 2003. This commentary is based on information available to December 20, 2004. The financial data presented is in accordance with Canadian generally accepted accounting principles in Canadian dollars, except where indicated otherwise.

The term barrels of oil equivalent (“BOE”) may be misleading, particular if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

The company’s fiscal year ends on April 30 and any reference to the 1st quarter or the 2nd quarter refers to the Three months ended July and the Three months ended October, respectively

Management’s Discussion and Analysis also contains other terms such as operating netbacks, which are not recognized measures under GAAP. Management believes these measures are useful supplemental measures of the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as measures of performance. San Telmo’s method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies.

Description of Business

Through its wholly owned subsidiary San Telmo Energy Inc. of Calgary Alberta, the company is in the business of acquiring, developing and exploiting oil and gas properties in western Canada. The continued operations of the Company and the recoverability of the amounts shown for the property, plant and equipment, mineral properties and related deferred costs is dependant upon discovery of economically recoverable reserves, the ability of the

Company to obtain the necessary financing to complete the development, and upon future profitable production. In addition, the Company is in the business of acquiring and developing mineral properties.

Discussion of Operations and Financial Conditions

Overall Performance

The Company is in good financial condition as at October 31, 2004 with the working capital deficiency decreasing to $592,525 as compared to $1,323,617 as at April 30, 2004, its most recent year end. Revenues from wells placed on production at the beginning of the year continue to increase cash flows from operations to the extent that cash flows from operations for the 2nd quarter of 2005 became positive at $ 167, 275.

Results of Operations

Net earnings and cash flow from operations

The Company had a net cash out flow from operations of $449,735 for the six months ended October 31, 2004, compared to a cash outflow of $302,483 for the same period in 2003. The cash outflows relate primarily to Capital expenditures incurred in a start up phase of operation. In the 2nd quarter ended October 31, 2004 the Company had a cash flow from operations of $167,275 compared to a cash out flow of $575,409 in the same period in 2003.

The Company had a net loss for the six months ended October 31, 2004 of $ 910,382 compared to $ 1,534,896 in the same period of 2003.

Net loss

Three months ended October 31,                  Six months ended October 31,

	2004	2003	2004	2003
Revenues	$ 635,297	$ 58,575	$ 1,523,671	$ 155,841
Gross profit	$ (38,950)	$ 25,211	$ 279,332	$ 88,405
Net loss	$ (656,442)	$ (1,374,841)	$ (910,382)	$ (1,534,896)
Basic and diluted	$ (0.015)	$ (0.035)	$ (0.021)	$ (0.046)
Cash flow from operations	$ 167,275	$ (575,409)	$ (449,735)	$ (302,483)

The 2nd quarter revenues were $635,297 compared to $58,575 for the 2nd quarter of 2003 . The increase in earnings reflects the addition of production from the McLeod and Gordondale properties that commenced production in April and May of 2004 respectively. The Company anticipates placing one gas well and one oil well in Teepee Creek on production in the 3rd quarter. The Company had a loss of $656,442 in the quarter as compared to a loss of $1,374,841 in the 2nd quarter of 2003, The loss in the 2nd quarter of 2005 is largely due to the expense of $285,775 related to stock-based compensation charge on options vested in the period to directors, officers and consultants of the Company. Stock-based compensation for the comparable quarter in 2003 was $810,000. Interest and bank charges and interest on long term debt for 2004 was $24,607 as compared to a net revenue of $ 649 in 2003. The current period interest relates loans from a bank and a shareholder. Public relations and shareholder information was reduced to $66,939 in the 2nd quarter 2005 from $78,376 in 2004. Business promotion dropped to $ 12,543 in the 2nd quarter 2005 from $ 342,636 in 2004. The 2004 amount primarily relates to an advertising campaign. Wages of $32,155 in the 2nd quarter 2005 relate to compensation received by a new officer.

Production

Sales volumes for the three months ended October 31, 2004 averaged 235 boe per day compared to 269 boe per day for the 1st quarter of 2005. Plant maintenance at the processing and gathering facilities resulted in wells being shut in for several days in the 2nd quarter.

The following tables sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by the Company for the six months ended October 31,2004 and the year ended April 30, 2004.

	Six months ended October 31, 2004	Year ended April 30, 2004 (note)
Average net prices received oil ( bbl)	$ 51.99	-
Gas ( mcf)	$ 6.83	$ 6.73
Liquids (bbl)	$ 39.90	$ 26.10
Average price received – (boe)	$ 44.59	$ 38.92
Royalties (boe)	$ 9.63	$ 10.33
Production costs (boe)	$ 8.03	$ 2.83
Netback ( boe)	$ 28.27	$ 25.77

Note: the year ended April 30, 2004 does not include production from the McLeod well which commenced production in April 2004.

Forward Contracts

The Company does not have any forward contracts.

Abandonment and Reclamation Costs

Asset retirement obligations are estimated by the Company’s independent Engineering consultants. As at April 30, 2004 the estimated future cash flows to settle asset retirement obligations are $132,250 ( undiscounted ) and $ 77,565 ( discounted at 10%) for 4 wells.

Income Taxes

The Company is currently not taxable and does not anticipate becoming taxable in the next few years. The Company has tax losses carried forward of approximately $3,563,608 and Canadian oil and gas expenditures of $ 7,824,460, which can be utilized to offset future taxable income

Capital expenditures

During the 2nd quarter of 2005, the company invested $ 691,463 in oil and gas capital projects, compared to $1,292,931 in 2003. The Company tested and completed the Teepee Creek 6-3 -74-4 W6 and commenced plans to build facilities. The Company’s activity in the region was hampered by wet weather conditions which slowed down the well completion and the construction process.

During the six months ended October 31, 2004, capital expenditures were $ 1,381,186 compared to $ 2,676,427 in the six months ended October 31, 2003. The company drilled a successful oil well at Teepee Creek and incurred initial facilities cost for the two wells in this area. Production from these wells commenced in December 2004.

As at October 31, 2004, the Company has undeveloped landholdings of 5,720 gross acres ( 4,400 net acres.)

Properties and Prospects

San Telmo’s core strategy is to identify, acquire and quickly develop key oil and gas-producing properties. San Telmo will accomplish this by utilizing the company’s extensive expertise and technology to economically and profitably manage production. The company’s primary objective is to acquire and manage a group of selected properties, establish the cash flow base within one year and then move on to other acquisitions. This cycle will be repeated on an ongoing basis and includes maximizing return on investments and mitigating risk by developing the properties that can produce oil and gas in the shortest cycle possible.

Producing Properties Gordondale

San Telmo’s Gordondale project is located in northern Alberta. In May 2004, San Telmo completed construction and installation of an oil storage facility and a 3.5-kilometer sour gas gathering system. Production of the 14-22 well commenced at an initial rate of 326.6 boe/d gross (240 boe/d net). Current production from the Gordondale well is approximately 318 boe/d (234 boe/d net). In March 2004, San Telmo purchased an additional section of land at Gordondale, situated immediately adjacent to the initial discovery. Several follow-up locations from the company’s 14-22 discovery have been identified. San Telmo has 73.6% working interest in current production (14-22 well) and 100% working interest in the follow-up locations.

McLeod

70% San Telmo (farm-in)

In May 2004, San Telmo completed construction and installation of a 5.1-kilometer gas gathering system and condensate storage facility and commenced production at an initial restricted rate of 118 boe/d (82.6 boe/d net). San Telmo’s McLeod well is currently producing at a restricted rate of 112 boe/d (78 boe/d net) due to gas volume limitations at the compressor, which is owned by a third-party gathering system operator. San Telmo has successfully completed negotiations with this gas plant owner so that a new compressor can be installed to add extra capacity of approximately 1.75 mmcfd (291 boe/d) to 2.6 mmcfd (433 boe/d). Construction and installation is being managed by the third-party gas plant owner and is outside of San Telmo’s direct control, although San Telmo has been advised that the project will be completed as expeditiously as possible. When installed, future production levels for McLeod are expected to increase to between 2.5mmcfd (416 boe/d) and 3.5mmcfd (583 boe/d).

Teepee Creek

100% San Telmo

San Telmo’s Teepee Creek gas pool is located along a Charlie Lake erosional edge, which historically has been a prolific producer. An 86-hour production test was conducted on the first Teepee Creek well (4-10), in which the well flowed at a maximum rate of 2.0 mmcfd, which equates to 333 boe/d at a 6:1 conversion. The stabilized flow rate on a 3/8 (9.53 mm) choke was 1.3 mmcfd, which equates to 217 boe/d at a 6:1 conversion. San Telmo’s second Teepee Creek well (6-3) has been drilled to total depth and completed as an oil well. Production of oil from 6-3 well commenced in December, 2004. Both 4-10 and 6-3 have been tied into a neighboring processing plant in December 2004 and have commenced production.

Mahaska

30% San Telmo (farm-in)

San Telmo’s Mahaska well is currently producing approximately 0.250 million cubic feet of gas per day (42 boe/d). The well has been producing since January 2003, and has been a steady cash flow generator during that time, averaging production of 81 boe/d gross and 24.2 boe/d net to San Telmo

Exploration and Exploitation Prospects

Gold Creek

100% San Telmo

San Telmo’s Gold Creek prospect lies approximately 10 miles southeast of the city of Grande Prairie. San Telmo has acquired one section of land updip from a thick lower Charlie Lake carbonate unit that has a potential oil water contact on logs. The unit shales out to the northeast, setting up a potential stratigraphic oil trap over San Telmo land. Potential targeted reserves are in the order of 100,000 bbls per well. San Telmo’s Gold Creek prospect area is being held for future activities.

Boundary Lake

100% San Telmo

San Telmo’s Boundary Lake prospect is a 4,900-feet (1,500-meter) Triassic Boundary Lake target. The prospect is offsetting a Boundary Lake pool which has produced 651,000 barrels of oil to date and is between two wells which produced 47,000 and 8,000 barrels of oil respectively. In April 2004, San Telmo announced the acquisition, via Crown Land Sale, of one additional section of land immediately north of its current position at Boundary Lake.

Mitsue

100% San Telmo

The Mitsue prospect is a 3,900-feet (1,200-meter) Lower Gething channel sand target. Pressure analysis of the existing shut-in non-producing Gething pool indicates that 0.5 to 1.0 bcf remains to be recovered. The property is being held for future activities.

Morinville

50% San Telmo

The Morinville prospect is a 3,900-feet (1,200-meter) Ellerslie Sand target. The prospect concept is to drill into an existing Ellerslie gas pool which was abandoned in 1961. Pressure studies of the pool suggest that 1.0 to 3.0 bcf of reserves may be remaining in the pool and that abandonment of the pool in 1961 was premature. The property is being held for future activities.

Westlock

100% San Telmo

The Westlock prospect is a 2,625-feet (800-meter) Viking sand target offsetting the Westlock Viking pool. Pool studies suggest that pool abandonment in 1992 was premature. The property is being held for future activities.

Whitecourt (Blueridge)

40% San Telmo

The Whitecourt opportunity is a 6,200-feet (1,900-meter) Pekisko test in central Alberta. The play is offsetting a previously drilled Pekisko well which tested at a rate of 1.4 million cubic feet of gas per day (1.4 mmcfd) with water. The play is updip of this well along a seismically defined Pekisko erosional edge. Similar pools along this edge have produced up to 44 billion cubic feet of gas (44 bcf) to date. San Telmo’s well was drilled in March 2003, and encountered 9.0 meters of potential gas pay over water. The well flowed at test rates up to 2.8 mmcfd of gas, however significant water inflow was encountered during the 72-hour test period from what appears to be a natural reservoir fracturing into the water zone. San Telmo has been in discussions with the operator of the project to initiate an engineering and economic evaluation of the project. Whitecourt is a standing cased well.

Mineral Prospects

During the year ended April 30, 2004 the Company sold to a Company with a common director, it’s 100% undivided interest in a mineral property in the Province of Santa Cruz, Argentina for a total consideration of $10,000 plus a 2% net smelter royalty.

Summary of Quarterly Results

Selected consolidated financial information for the 2nd quarter of fiscal year ended April 30, 2005 and each of the seven previous quarters of fiscal years 2004 and 2003 (unaudited):

	2nd quarter 2005	1st quarter 2005	4th quarter 2004	3rd quarter 2004
Revenues	$ 635,297	$ 929,399	$ 106,018	$ 66,337
Operating income	$ (38,950)	$ 318,282	$ (114,945)	$ 43,435
Net loss	$ (656,442)	$ (253,940)	$ (225,342)	$ (326,378)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.005)	$ (0.009)

	2nd quarter 2004	1st quarter 2004	4th quarter 2003	3rd quarter 2003
Revenues	$ 58,575	$ 97,266	$ 164,291	$ -
Operating income	$ 25,211	$ 67867	$ 131,861	$ -
Net loss	$(1,374,841)	$ (160,055)	$ (1,225,913)	$ (363,118)
Basic and diluted loss per share	$ (0.14)	$ (0.02)	$ (0.25)	$ (0.04)

The 2nd quarter of the current fiscal year reflects reduced revenues due to the Mcleod and Gordondale wells being shut for 22 and 12 days respectively, to allow for turnaround maintenance by the gathering systems and processing plant operators. The net loss of $ 656,442 reflects stock based compensation of $285,775 and increased depletion.

The first quarter of the current fiscal year 2005 reflects the increased production revenues from the McLeod and Gordondale properties, offset by a stock based compensation charge of $285,775 recorded on options earned by officers and consultants of the company.

The 4th quarter of the fiscal year ended April, 2004 reflects increased depletion expense as a result of incorporating costs relating to 2 producing wells and one dry hole incurred in the year into the depletion cost base.

Net loss in the 2nd quarter of 2004 reflects stock based compensation charges of $657,500.

Financings, Principle Purposes and Milestones

On May 17, 2004, the Company granted 1,900,000 stock options, exercisable at $0.82 per share to May 17, 2009 to directors and employees.

On May 17, 2004, the Company reduced the exercise price of 1,100,000 stock options granted October 31, 2003 at $1.95 per share to $0.82 per share.

On June 14, 2004, the Company completed a non-brokered private placement of 1,620,000 units at $0.70 per share to net proceeds of $1,134,000, of which, 370,000 of the shares issued were flow-through shares. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $0.82 per share until June 11, 2006

In June 2004, the Company received $400,000 pursuant to a demand promissory note with a financial institution. The note is payable on demand and unless and until otherwise demanded, in equal monthly installments of principal and interest of $8,334, and bears interest at prime plus 1.5% per annum and is secured with a general security agreement.

In June 2004, the Company obtained a $500,000 demand revolving loan with a financial institution. The loan is payable on demand and bears interest at prime plus 1.5% per annum.

On June 21, 2004, the Company commenced drilling a second Teepee Creek well, which is an indicated oil well. Construction of production facilities for the two Teepee Creek wells commenced in October 2004 with production commencing in December 2004.

On September 24, 2004 the Company renegotiated the terms of settlement on the 12% $600,000 loan obtained on December 5, 2003. The loan is to be paid out in equal monthly installments of $100,000 plus interest, subject to earlier payment at the discretion of the Company

On October 31, 2004, a director of the company exercised 1,500,000 warrants to acquire 1,500,000 shares for a cash consideration of $ 90,000.

Related Party Transactions

The Company incurred in the six months ended October 31, 2004, the following charges by directors or companies with common directors:

	2004	2003
Management fees	$ 76,980	$ 82,980
Professional fees	$ 13,085	$ 20,805
Rent	$ 20,400	$ 27,000
Directors fees	$ 15,000	-
Consulting fees	$ 5,000	-

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Contractural Commitments

Contractural obligations	Total	Less than 1 year	1-3 years
Term Debt	$ 866,664	$ 600,008	$ 266,656
Revolving line of credit	$ 458,695	$ 458,695
Total	$ 1,325,359	$ 1,058,703	$ 266,656

The Company has a lease on office premises at $ 3200 per month, expiring on December 29, 2006.

The Company does not have any long term contractural capital commitments. The Company intends to complete Production and pipeline facilities necessary to tie in its Teepee Creek wells, at an estimated cost of approximately $ 700,000.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Subsequent Events

In December 2004, the Company committed to participate in the drilling of a well in the Timeu area of Alberta, for which it’s 25% working interest share of drilling an abandonment costs are estimated at $ 70,000.

Liquidity and Solvency

The Company’s working capital position at October 31, 2004 showed a deficit of $592,526 which includes a revolving credit facility of $458, 695 ( maximum $ 500,000), and long term debt of $ 266,656 for a total debt of $ 859,182.

The Company’s ongoing cash flows from the three wells currently on production and from the two wells which are on production in the 3rd quarter should be sufficient for the Company to meet its ongoing current obligations. The company is expecting to obtain additional long term debt to supplement the financing of the capital expenditure program.

Business Prospects and Year ended April 30, 2005 Outlook

The Company has, through the successful drilling of oil wells in the Gordondale and Teepee Creek areas, identified two potential oil fields. The Company plans to drill wells in these plays to further establish and develop these fields. In addition the company will continue to drill exploration wells on the prospects it currently owns.

The Company anticipates spending approximately $ 4 to 6 million dollars during the year ended April 30, 2005 on oil and gas exploration and development activities, primarily in north western Alberta.

Risk and Uncertainties

The Company is in the oil and gas exploration and production business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in oil and gas prices, market sentiment, foreign exchange and interest rates.

There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence result of operations, there is no impact on the Company’s financial condition.

The Company’s recorded value of the Company’s mineral properties is in all cases, based on historical costs that are expected to be recovered in the future. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and funding and currency risk, as well as environmental risk. The Company’s financial statements have been prepared with these risks in mind and the Company has assumed that market prices of oil and gas will remain relatively stable over the near future. All of the assumptions set out herein are potentially subject to significant change and out of the Company’s control. These changes are not determinable at this time.

Change in Accounting Policy

For the fiscal year beginning May 1, 2004 the Company adopted the CICA’s new section “Asset Retirement Obligations” (Section 3110). This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability, and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. The adoption of this standard does not have a material adverse impact on the Company’s financial position of results of operations.

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Caution Regarding Forward Looking Statements

Statements contained in this document, which are not historical facts, are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for oil and gas, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for oil and gas that could negatively affect prices. Although the Company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.